SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant held its 2017 Annual Meeting of Shareholders on December 20, 2017, at 10:00 a.m., Beijing Time, at its executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

A total of 8,008,310 of the Registrant’s common shares were present in person or by proxy, representing a quorum of 54.50%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2017 Annual Meeting of Shareholders. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1:	Election of Directors

To elect two Class I members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2020 or until their successors are duly elected and qualified. Mr. Hua Zhang and Mr. Lingmin Sun received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Withheld		Abstain/Broker Non-Vote
Nominee	Number	Percentage	Number	Percentage	Number	Percentage
Hua Zhang	8,002,245	99.94	5,115	0.06	950	N/A
Lingmin Sun	8,003,245	99.95	4,115	0.05	950	N/A

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

To ratify the appointment of Friedman LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2017. The proposal was approved by a majority vote of 99.99% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
8,007,345	99.99	815	0.01	150	0.00

PROPOSAL 3:	Amendment and Restatement of the Company’s Amended and Restated Memorandum and Articles of Association about the Re-classification and Re-designation of the Company’s Common Shares

To amend and restate the Company’s amended and restated Memorandum and Articles of Association (the “New M&AAs”) about the re-classification and re-designation of the Company’s Common Shares in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.001 each, of which 40,000,000 would be designated as Class A Common Shares of par value of US$0.001 each (the “Class A Common Shares”) and 10,000,000 be designated as Class B Common Shares of par value of US$0.001 each (the “Class B Common Shares”). The proposal was approved by a majority vote of 99.85% of all votes cast, and a majority of the deemed Class A and deemed Class B shares each approved the proposal. The tabulation of the certified voting results is as follows:

	For		Against		Abstain/Broker Non-Vote
	Number	Percentage	Number	Percentage	Number	Percentage
Deemed Class A	217,090	94.66	12,251	5.34	569	0.00
Deemed Class B	7,778,400	100.00	0	0.00	0	0.00
Total	7,995,490	99.85	12,251	0.15	569	0.00

PROPOSAL 4:	The Approval of the Conversion of All Class B Common Shares into the Same Number of Class A Common Shares Under Certain Circumstances

Following the approval of the New M&AAs, as proposed in Proposal Three, to convert all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 388,920 Class B Common Shares, which is equivalent to 5% of the total issued and outstanding Class B Common Shares as of the expected date of effectiveness of the New M&AA. The proposal was approved by a majority vote of 99.89% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
7,995,490	99.89	9,051	0.11	3,769	0.00

PROPOSAL 5:	The Approval of the Form of the Company’s New M&AA

To approve the form of the Company’s New M&AA. The proposal was approved by a majority vote of 99.87% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
7,997,290	99.87	10,451	0.13	569	0.00

PROPOSAL 6:	The approval of the Company’s 2017 Share Incentive Plan.

To approve the Company’s 2017 Share Incentive Plan. The proposal was approved by a majority vote of 99.90% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
7,999,394	99.90	8,313	0.10	603	0.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: December 22, 2017	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer